December 14, 2007

VIA FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628
Facsimile No.: (202) 772-9203

Attn:       Daniel F. Duchovny

Re:          Treaty Oak Bancorp, Inc.

                Schedule 13E-3

                File No. 005-83359

                Preliminary Proxy Statement on Schedule 14A
                Definitive Additional Soliciting Materials
                File No. 000-52911

Dear Mr. Duchovny:

On behalf of Treaty Oak Bancorp, Inc. (“Treaty Oak”), set forth below are the responses of Treaty Oak to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filings set forth in the letter dated December 5, 2007.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of Treaty Oak.  Undefined capitalized terms are defined in either the Schedule 13E-3 (the “Schedule 13E-3”) or the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Treaty Oak.

Schedule 13E-3

General

1.

We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common

United States Securities and Exchange Commission

December 14, 2007

stock and your newly authorized preferred stock are separate classes of securities under Texas law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Response:  In response to this comment, a copy of an opinion letter from Jackson Walker L.L.P. to Treaty Oak in respect of the determination that Treaty Oak’s common stock and Series A preferred stock are separate classes of securities under Texas law is  enclosed herein.

Also in response to this comment, the following summarizes the determination that Treaty Oak’s common stock and Series A preferred stock are separate classes of equity securities under federal securities laws.

Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 12g-1 promulgated thereunder require certain issuers to register a class of securities and report under the Exchange Act if the issuer has total assets exceeding $10 million and a “class of equity security” held of record by 500 or more persons. A registrant can terminate the registration of a class of securities under Section 12(g) and Rule 12g-4 of the Exchange Act if such class of equity securities is held by fewer than 300 record holders.  For companies with filing obligations under Section 15(d) of the Exchange Act, the duty to file under Section 15(d) is automatically suspended for the fiscal year if, at the beginning of such fiscal year, the securities of each class to which the registration statement that gives rise to the filing obligations relates are held of record by fewer than 300 persons or at any time during the year under Rule 12h-3 of the Exchange Act (so long as the requirements thereunder are met).  The determination of whether an issuer has the required number of record shareholders is made as to each separate class of equity securities rather than on an aggregate basis.

Section 12(g)(5) of the Exchange Act defines a “class” of securities to include “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. . . .”  Section 12(g) of the Exchange Act distinguishes securities by their character and by the rights of investors.1 Preferred stock and common stock are ordinarily considered to be separate classes of equity securities.2 However, it is necessary to look to the actual

[1]	Fulco, Inc. v. Am. Cable Sys. of Fla., 1989 WL 205356, at*5 (D. Mass. Oct. 4, 1989).
[2]	HAROLD S. BLOOMENTHAL, 1 SECURITIES LAW HANDBOOK, § 12:10 (2007).

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December 14, 2007

rights and privileges associated with the different classes of stock in order to effectively conclude that they will be regarded as separate classes.

The proposed terms of the Series A Preferred Stock to be issued in the proposed going private transaction will not have the same key rights and privileges as the common stock of Treaty Oak. At least four characteristics of the Series A Preferred Stock differ substantially from the common stock such that both classes are not of “substantially similar character”: redemption rights, voting rights, dividend rights and liquidation preference.

Redemption Rights.  Perhaps the most apparent is the fact that Series A Preferred stockholders will have the right to sell their stock to Treaty Oak during the 30 day period following the Reclassification at the $11.00 put price. Holders of Treaty Oak common stock will not be afforded that opportunity.

Voting Rights.  Equally apparent is the fact that holders of Series A Preferred Stock will not have any voting rights with respect to Treaty Oak other than as required by law or in connection with certain major transactions that common stockholders will have the right to vote on (i.e. mergers, sale of substantially all of stock or assets, and possibly other business combinations).  As a result, the Series A Preferred stockholders will not have the opportunity to vote their shares of Series A preferred stock (for example) to elect the Board of Directors of Treaty Oak.

Dividends.  The Series A preferred stock has a dividend preference such that no dividend may be paid on the common stock unless an equal dividend is paid on the Series A preferred stock.  In addition, a dividend may be paid on the Series A preferred stock without a dividend being paid on the common stock.

Liquidation Preference.  In the event of a liquidation, dissolution or winding up of Treaty Oak, no distribution may be made on the common stock unless, prior thereto, a distribution shall have been paid on the Series A preferred stock in an amount equal to the greater of the net book value per share and the amount per share to be paid on the common stock.  The common stock has no liquidation preference in the event of a liquidation, dissolution or winding up of Treaty Oak.

Thus, the shares of Series A Preferred Stock to be issued by Treaty Oak in the Reclassification will be of substantially different character than the common stock, and the holders of the common stock and holders of the Series A Preferred Stock will not enjoy substantially similar rights or privileges.

This analysis is in line with the approach taken by the Commission in several no-action letters. In fact, in a 1991 no-action letter, the Commission took the position that the issuer’s Class A and Class B Common Stock were substantially different, even after the issuer noted that the Class A Common Stock and Class B Common Stock were identical in all respects and had equal rights and privileges, except

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December 14, 2007

holders of Class A Common Stock had no voting rights, other than (i) with respect to certain merger, share exchange, reclassification or recapitalization transactions, (ii) with respect to any amendment to the Articles of Incorporation of the issuer affecting the voting rights of shareholders of Class A Common Stock, and (iii) as otherwise required by the laws of the state of Georgia, the state of incorporation of the issuer.3

The difference in voting rights described above is no more significant than the difference in voting rights in the proposed terms of Treaty Oak’s Series A Preferred Stock versus Treaty Oak’s common stock.  Furthermore, in the transaction described by the Crawford No-Action Letter, the variation in voting rights was the only difference between the otherwise identical classes of stock.

The Commission has also agreed that two types of stock that differ in liquidation preference and voting rights are not in the same class.  In a no-action letter, the SEC concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5) of the Exchange Act.  Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 78,703 (December 30, 1971).  Similarly, Treaty Oak’s common stock and Series A preferred stock should not be considered to be of the same “class” of securities because the Series A preferred stock would have a liquidation preference and limited voting rights as compared to the common stock.  In addition, Treaty Oak’s Series A preferred stock would have a dividend preference to the common stock.

In the instant transaction, the added presence of the liquidation and dividend preferences, as well as the redemption rights associated with the Series A Preferred, make it clear that the Series A Preferred Stock and Treaty Oak’s common stock should be treated as separate classes of equity securities for the purpose of Section 12(g) of the Exchange Act.

Item 3.  Identity and Background of Filing Person

2.                                       Please tell us why you need to qualify your disclosure in subsection (c) “to [your] knowledge.”  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifier.  Also, include this disclosure in the proxy statement.

Response:  In response to this comment, the knowledge qualifier has been deleted from the Schedule 13E-3 and additional disclosure has been added to page 60 of the Proxy Statement.

[3]

Crawford & Co., SEC No-Action Letter, Fed. Sec. L. Rep. CCH, ¶79,673 (Apr. 19, 1991). See also Cal-West Real Estate Fund , SEC No-Action Letter, Fed. Sec. L. Rep. CCH, ¶82,403 (Oct. 15, 1979); and Bear, Stearns & Co. , SEC No-Action Letter, Fed. Sec. L. Rep. CCH, ¶77,343 (Aug. 02, 1982).

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December 14, 2007

Exhibits

3.                                       Please file all of the exhibits to exhibit 16(c)(2).  Refer to Item 1016(c) of Regulation M-A.  We may have further comments regarding your disclosure relating to this report after reviewing the complete exhibit.

Response:  In response to this comment, exhibit 16(c)(2) with all of the exhibits thereto has been filed with the Amendment No. 1 to the Schedule 13E-3.

Proxy Statement

General

4.                                       Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted upon.  Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does.  See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov).  Please revise to allow security holders to separately vote on the authorization of the new series of preferred and the reclassification of the shares held by security holders who own less than 2,500 common shares.  For further guidance, please see SEC Release 34-31326 (October 16, 1992).

Response:  We note the Staff’s comment.  We respectfully note that under Article Four of Treaty Oak’s Amended and Restated Articles of Incorporation (the “Articles”), the Board of Directors of Treaty Oak is authorized to designate one or more series of preferred stock as authorized under the Texas Business Corporation Act (“TBCA”).  Section 2.13A of the TBCA states that “[i]f the articles of incorporation shall expressly vest such authority in the board of directors, then the board of directors shall have authority to establish series of unissued shares of any class by fixing and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could be stated if fully set forth in the article of incorporation.…”  Thus, under the Articles and the TBCA, the Board of Directors of Treaty Oak may designate the Series A preferred stock with the terms set forth in the Articles of Amendment attached as Appendix A to the Proxy Statement without approval of Treaty Oak’s shareholders.

We also respectfully refer the Staff to the September 2004 fifth supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which we believe states the Commission is applying Rule 14a-4(a)(3) of the Exchange Act in a manner so as to not require a charter, bylaw or similar provision that will become applicable as a result of a transaction to be set out as a separate proposal to be voted on by an issuer’s shareholders when such

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December 14, 2007

provision would not otherwise require a shareholder vote. For example, the Commission states that:

“…provisions should be set out as separate proposals apart from the merger or acquisition transaction where:

•                  the provisions in question were not previously part of the company’s charter or bylaws;

•                  the provisions in question were not previously part of the charter or bylaws of a public acquiring company; and

•                  state law, securities exchange listing standards, or the company’s charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own.”

In addition, the Commission states in the fifth supplement that “[t]he application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors be unbundled.”  And the Commission states in the fifth supplement that “[s]hareholder rights plans adopted in connection with a merger, acquisition or similar transaction generally would not be required to be unbundled because shareholder approval of such plans generally is not required.”

We also respectfully note that the Commission states in the fifth supplement that “…the form of merger consideration would not have to be set out as a separate proposal.  For example, if a non-voting class of securities is to be issued in the merger it would not constitute a separate proposal if that class of securities is part of the consideration to be issued in the merger.”

5.                                       In connection with the 30-day put option that may be granted to future preferred stock holders, please tell us what consideration you have given to the applicability of the tender offer provisions in Section 13(e) of the Exchange Act, Rule 13e-4 and Regulation 14E.

Response:  In response to this comment, the following summarizes the determination that the tender offer provisions in Section 13(e) of the Exchange Act, Rule 13e-4 and Regulation 14E do not apply to the proposed 30-day put option term of Treaty Oak’s Series A preferred stock.

Rule 13e-4(a)(2) of the Exchange Act defines an “issuer tender offer” as “a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security . . . .”  There is no objective statutory or regulatory definition of the term “tender offer,” as the Commission “ ‘has steadfastly refused to supply a definition, since the dynamic nature of tender offers requires administrative and judicial flexibility in determining what types of

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December 14, 2007

transactions should be subject to…these regulations.’”4  The Commission has suggested, and the majority of courts have applied, the following eight factors for determining the existence of a tender offer:

(1) active and widespread solicitation of public shareholders;

(2) solicitation for a substantial percentage of the issuer’s stock;

(3) whether the offer to purchase is made at a premium over prevailing market price;

(4) whether the terms of the offer are firm rather than negotiable;

(5) whether the offer is contingent on the tender of a fixed minimum number of shares;

(6) whether the offer is open only for a limited period of time;

(7) whether the offerees are subject to pressure to sell their stock; and

(8) whether the public announcement of a purchasing program precedes or accompanies rapid accumulations of stock of the issuer.5

Not all factors need to be present in any one case, and the weight accorded each factor is determined on a case by case basis.

Applying these factors to the proposed Reclassification, it appears that the 30-day put option does not qualify as a tender offer within the meaning of Rule 13e-4.  While the terms are firm (factor 4), of limited duration (factor 6), and at a premium over the most recent trading price of Treaty Oak’s common stock prior to announcement of the Reclassification (although the put price approximates the fair value per share of Treaty Oak common stock as determined by Fowler Valuation Services, LC, as described on page 35 of the Proxy Statement) (factor 7), all other factors are lacking.  The put right will apply only to a small percentage of outstanding shares of Treaty Oak common stock (factor 3), will involve minimal “solicitation” (factor 2) or pressure to sell (factor 7, this is especially true since approval of the transactions is entirely contingent upon shareholder vote), and involves no prior accumulations of stock by Treaty Oak (factor 8).  Thus, it is clear that the negative factors predominate over the positive, and a tender offer is unlikely to exist.

[4]	Pin v. Texaco, Inc., 793 F.2d 1448, 1453 (5th Cir. 1986) (quoting 11A pt. 1A Business Organizations-Securities Regulation § 7A.03[1], at 7A-47 (A. Somme red. 1985)).
[5]	Wiellman v. Dickson, 475 F. Supp. 783, 823-24 (S.D.N.Y. 1979), aff’d on other grounds, 682 F. 2d 355 (2d Cir. 1982).

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December 14, 2007

The U.S. Court of Appeals for the Second Circuit has warned that, while relevant, the eight factors should not be viewed as a mandatory litmus test, as other factors may be relevant to the court’s determination, and developed a more holistic approach to determining the existing of a tender offer.6  Under this approach, “whether or not a solicitation constitutes a ‘tender offer’…turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless pre-acquisition filing strictures of [the] statute are followed there will be a substantial risk that solicitees will lack information to make a carefully considered appraisal of the proposal put before them.”7  Applying a similar approach, the court in Fulco v. Am. Cable found that the buyout of certain partnership interests did not constitute a tender offer, despite the fact that many of the above eight factors suggested a contrary holding, since the parties being bought out “faced none of the risks created by a tender offer.”8  One factor the court relied upon in reaching its decision was the fact that the transaction was subject to majority approval and applied equally to all partners, thereby eliminating the risk, present in most tender offer situations, that the partners would have to compet[e] amongst themselves to receive a premium.  Additionally, the court noted that a “tender offer makes investors uncertain what will happen to their investment if they fail to tender.  They must typically decide whether to ‘reinvest’ in a company that might emerge under new control.”9  This risk, according to the court, was also absent in the buyout offer since the partners were not subject to this uncertainty, but knew either that their units would be redeemed involuntarily at the offered price; or they would hold the same interest in the same enterprise, under the same management, as they did before.

Turning to the proposed Reclassification, it is evident that the logic of the Fulco court applies with equal fervor.  To begin with, the proposed Reclassification, like the buyout in Fulco, must be approved by shareholder vote and applies equally to all qualifying shareholders, similarly eliminating the risk of competition for premium prices.  Secondly, the proposed transaction does not subject Treaty Oak’s shareholders to the risk of the unknown.  Rather, two potential outcomes exist: (1) the transaction will be rejected by the shareholders and the status quo will continue; or (2) it will be approved and certain shareholders will receive shares of Series A Preferred Stock subject to a put option.  Either way, current management of Treaty Oak remains intact.  Further, the terms of the proposed Reclassification, including the amendment to Treaty Oak’s articles of incorporation, the terms of the Series A

[6]	Ivarone v. Raymond Keyes Assocs., Inc., 733 F.Supp. 727, 733 (S.D.N.Y. 1990) (quoting Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 56 (2d Cir. 1985)).
[7]	Id.
[8]

1989 WL 205356, at*7 (D. Mass 1989) (noting that the transaction “share[d] some of the features of the tender offer,” namely that “the proponent wanted to have all of the securities at the end of the transaction,” and that “no other party was bidding.”).

[9]	Id.

United States Securities and Exchange Commission

December 14, 2007

Preferred Stock, the analysis performed by Treaty Oak’s financial advisor, and other relevant information concerning the transaction, will be disclosed in the Proxy Statement and Schedule 13E-3.  Given this, it appears that the terms of the proposed Reclassification is not a tender offer under the holistic approach, as the absence of these risks makes clear that “pre-acquisition filing strictures” are not needed to protect Treaty Oak’s shareholders.  Supporting this determination is the observation of the Fulco court that Rule 13e-3(a)(3) explicitly “distinguish[es] between tender offers and other forms of capital restructuring,” including “solicitation[s]…in connection with…reclassification[s], recapitalization[s], . . . or similar corporate transaction[s]” like the one at issue.  This fact, along with the plaintiff’s inability “to cite any case extending the concept of a tender offer to . . . transactions like these,” led the court to conclude that the transaction at hand was not a tender offer.10

Finally, while no law specifically on point exists, prior Commission and court analysis of similar transactions suggests that the current transaction is not a tender offer.  For example, the U.S. Federal District Court for the Southern District of New York has held that a proposal by an issuer to redeem preferred stock was not a tender offer.11  Similarly, the Commission has taken the position that “solicitation of consents to amend the Certificates of Designation” for certain class of stock “do[es] not constitute a tender offer.”12  Additionally, the Commission stated in a release that a cash option in a statutory merger, whereby a shareholder may elect to take shares of the acquiring company or their cash equivalent, is also not a tender offer if exercisable simultaneously with the shareholder vote on the underlying merger.13  Applying this analysis to the instant transaction, the put option, pursuant to which shareholders must also choose between stock or its cash equivalent, is also not a tender offer.  Bolstering this conclusion is the Commission’s apparent acceptance of this logic in a phone conference concerning a nearly identical going private transaction by South Street Financial Corporation.  According to South Street’s counsel, Commission “staff indicated that,” with respect to the 30-day put option, “there was no direct authority on point, but they did not believe the Commission would determine this to be an offer.” The staff cited the Commission’s position on cash options in support of this position.14  It is also important to note that the Commission did not address the 30-day put option in any of its subsequent correspondences with South Street, implicitly accepting the option’s non-tender offer status.

[10]	Id.
[11]	Howell v. Mgmt. Assistance, Inc., 519 F. Supp. 83, 91 (S.D.N.Y. 1981).
[12]	Black Box, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,510 (Jun. 26, 1990).
[13]	Tender Offers in the Context of Certain Cash Option Mergers, SEC Release No. 33-14699.
[14]	South Street Financial, Comment Letter, at 14 (Jun. 5, 2007).

United States Securities and Exchange Commission

December 14, 2007

Cover Page

6.                                       Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

Response:  In response to this comment, page 1 of the Proxy Statement and the form of proxy have been marked as “Preliminary.”

7.                                       On the cover page and in other prominent parts of the proxy statement highlight that current security holders will receive no consideration for their shares in this transaction(s) and will lose the benefits of holding Section 12 registered securities.  This revised disclosure should also include a discussion of the impact on shareholders of holding unregistered securities.  Provide the same disclosure in each place in the proxy statement where you discuss what security holders will receive.

Response:  In response to this comment, additional disclosure has been added on pages 2 and 43 of the Proxy Statement.

Special Factors

8.                                       The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet.  See Rule 13e-3(e)(1)(ii).  Please relocate the section “Special Cautionary Notice Regarding Forward-Looking Statements.”

Response:  In response to this comment, the section titled “Special Cautionary Notice Regarding Forward-Looking Statements” has been moved to page 86 of the Proxy Statement.

Background of the Transaction, page 10

9.                                       Please tell us the basis for your disclosure in the last two sentences of the first paragraph of page 15.

Response:  After September 30, 2007, Treaty Oak determined, based on a review of its record shareholder listing and Rule 12g5-1 of the Exchange Act, that it had more than 500 shareholders of record of its common stock as of September 30, 2007.  As a result, Treaty Oak became obligated to, and did on November 15, 2007, register its common stock under Section 12(g) of the Exchange Act.  As a result of such registration, during the fiscal year ending September 30, 2008, Treaty Oak became subject to the proxy rules under the Exchange Act, and its executive officers, directors, and 10% shareholders became subject to Section 16 of the Exchange Act, for the first time.  As a result, Treaty Oak is incurring additional costs (both internal costs associated with management dedicating additional time and out-of-pocket costs) associated with complying with the additional disclosure requirements

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under the SEC’s proxy rules (in addition to what is required under the Form 10-KSB disclosure requirements) and the filing of proxy materials with the SEC and the assistance to Treaty Oak directors and executive officers in drafting, finalizing and filing their Section 16(a) reports.

Background of Board’s Recommendation, page 15

10.                                 Please describe the duties of the special committee, the scope of its authority, and the period during which it served.  Also, clarify that the members of the committee were not independent and describe how, if at all, this affected the board’s assessment of the committee’s work and recommendation.

Response:  In response to this comment, additional disclosure has been added on page 17 of the Proxy Statement.

11.                                 We note you received an appraisal from American Realty Corporation, which was also used by FVS in its analysis.  Note that any report, opinion or appraisal from an outside party that is materially related to the going private transaction must comply with the disclosure requirements of Items 1015 and 1016(c) of Regulation M-A.  Please revise or advise.

Response:  In response to this comment, a copy of the appraisal from American Realty Corporation has been filed as exhibit 16(c)(3) to the Amendment No. 1 to the Schedule 13E-3 and additional disclosure has been added on pages 20 and 38-41 of the Proxy Statement.

12.                                 Please clarify in the second full paragraph of page 18 why the company decided not to voluntarily offer appraisal rights.

Response:  In response to this comment, additional disclosure has been added on page 18 of the Proxy Statement.

13.                                 Refer to the first sentence in the sixth full paragraph on page 19.  Please explain why FVS relied on the analysis and conclusions of the special committee in assessing the fairness of the committee’s recommendations.  We note that elsewhere the company adopts FVS’s analysis in making its required fairness determination.  The referenced language appears to render the disclosure circular in nature.

Response:  We note the Staff’s comment.  The disclosure on page 19 of the Proxy Statement has been revised to clarify the disclosure.

14.                                 Please revise the last sentence on the first partial paragraph on page 20 to explain why the board determined that no other procedures were necessary in assessing the fairness of the transaction.

United States Securities and Exchange Commission

December 14, 2007

Response:  In response to this comment, additional disclosure has been added on page 20 of the Proxy Statement.

Purposes of the Recapitalization, page 20

15.                                 Please explain the basis for your disclosure that you “anticipate” Howe Barnes will serve as a market maker following the reclassification.

Response:  We note the Staff’s comment.  The references to Treaty Oak anticipating that Howe Barnes will serve as a market maker following the Reclassification has been eliminated from the Proxy Statement (pages10, 15, and 21).

Recommendation of the Board of Directors, Fairness of the Reclassification, page 24

16.                                 Please expand your disclosure in the last bullet point on page 26 to explain why the board believed the impact of the put price on affiliated and unaffiliated security holders is the same.

Response:  In response to this comment, additional disclosure has been added on page 26 of the Proxy Statement.

Opinion of Financial Advisor, page 23

17.                                 Please disclose the financial forecasts and projections provided to FVS.

Response:  In response to this comment, additional disclosure has been added on pages 30 and  31 of the Proxy Statement.

18.                                 Please revise to disclose the data underlying the results of the several analyses described in this section.

Response:  In response to this comment, additional disclosure has been added on pages 30 through  32 of the Proxy Statement.

19.                                 Please explain the significance of valuing the bank on a control, marketable basis compared with a minority, marketable basis.

Response:  In response to this comment, additional disclosure has been added on page 31 of the Proxy Statement.

20.                                 Refer to the Reclassification Premium Analysis.  Revise your disclosure to explain the purpose of FVS reviewing 39 transactions and then using the premium of only one of them.  Also, explain whether FVS analyzed any differences between the company and South Street that may have resulted in a higher or lower premium indication.

United States Securities and Exchange Commission

December 14, 2007

Response:  In response to this comment, additional disclosure has been added on page 37 of the Proxy Statement.

Authority to Adjourn Meeting, page 46

21.                                 The staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7).  Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section.  We would consider an adjournment to solicit additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card.  If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Response:  In response to this comment, the disclosure has been revised on the cover page and page 51 of the Proxy Statement.

Financial Information of the Company, page 75

22.                                 Please tell us why you are presenting unaudited financial information for the years ended September 30, 2005 and 2006.  Note that Item 1010(a) of Regulation M-A requires audited financial statements for the past two fiscal years and unaudited statements for the most recently completed quarter.  We also note that you appear to have audited financial statements for 2005 and 2006 based on your disclosure in the annual report on form 10-KSB/A filed on February 13, 2007.  Please advise or revise.

Response:  In response to this comment, the disclosure has been revised on page 80 of the Proxy Statement to clarify that audited financial information for the fiscal years ended September 30, 2005 and 2006 is being presented.

23.                                 Please revise your presentation on pages 75-76 to include all of the disclosure required by Item 1010(c) of Regulation M-A.

Response:  In response to this comment, additional disclosure has been added on page 81 of the Proxy Statement.

Definitive Additional Soliciting Materials

24.                                 Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please confirm your understanding and that you will not make similar references in future filings.

United States Securities and Exchange Commission

December 14, 2007

Response:  Treaty Oak has advised us that it notes the Staff’s comment and confirms its understanding that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (“PSLRA”) are not available to statements made in connection with a going private transaction.  Treaty Oak has advised us that it will not make references to the safe harbor provisions of the PSLRA in future proxy or additional soliciting materials in connection with this matter.

Treaty Oak has acknowledged to us, and has authorized us to communicate to the Staff Treaty Oak’s acknowledgement, that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

Sincerely,

/s/ Michael F. Meskill

Michael F. Meskill

cc:           Jeffrey L. Nash, Treaty Oak Bancorp, Inc.

Coralie S. Pledger, Treaty Oak Bancorp, Inc.

December 13, 2007

Board of Directors

Treaty Oak Bancorp, Inc.

101 Westlake Drive

Austin, Texas 78746

Gentlemen:

                We have acted as special counsel to Treaty Oak Bancorp, Inc., a Texas corporation (the “Company”), in connection with the Company’s proposed amendment to its Articles of Incorporation as set forth in the form Articles of Amendment of the Articles of Incorporation of Treaty Oak Bancorp, Inc. (the “Articles of Amendment”) which is attached as Appendix A to the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (“SEC”) on November 15, 2007 (File No. 333-112325) (the “Preliminary Proxy Statement”).  The Articles of Amendment provide for (i) the authorization of a new class of Series A preferred stock, the terms of which are set forth in the proposed Articles of Amendment (the “Authorization”), and (ii) the reclassification of those shares of common stock of the Company held by record holders of less than 2,500 issued and outstanding shares of common stock of the Company on the date designated in the final form of the Articles of Amendment (the “Reclassification”).  The Reclassification will be effected on a one share of Series A preferred stock for one share of common stock basis.  Capitalized terms not otherwise specifically defined in this letter shall have the same meanings as set forth in the Preliminary Proxy Statement.

                This letter and our opinion herein are being delivered to you at your request and in connection with your response to comment no. 1 from the Staff of the SEC regarding the Company’s filing of the Preliminary Proxy Statement and the Schedule 13E-3 (File No. 005-83359), as set forth in the letter to the Company from the SEC dated December 5, 2007.

Description of Securities

                At your request, the following table is included to summarize the designations, preferences, limitations and relative rights of each of the common stock and the Series A preferred stock of the Company (as proposed).  The following is a summary only.  For a complete description of the terms of the Company’s common stock and Series A preferred stock after giving effect to the Reclassification, we refer you to the Articles of Amendment.

	Common stock	Series A preferred stock
Voting Rights	Holders of common stock can vote on any matter that is subject to shareholder approval (except as provided by law).

Holders of Series A preferred stock can vote (i) as required by law or (ii) upon any merger, acquisition or sale of the business, stock or assets of the Company that requires the approval of the holders of the Company’s common stock. Except as required by law, holders of the Series A preferred stock will not vote as a separate class. Rather, holders of Series A preferred stock would vote such shares on an as-converted basis with the common stock as a single class.

Dividend Rights

Holders of common stock are entitled to receive dividends, when and if declared and paid by the Company; provided, however, that the Company will not be permitted to pay any cash dividends to holders of common stock unless dividends are also paid to holders of Series A preferred stock in an amount not less than the dividends paid on a per share basis to the holders of the common stock.

Holders of the Series A preferred stock are entitled to a preference in the distribution of dividends so that holders of the Series A preferred stock shall receive dividends, when and if declared and paid by the Company, prior to the receipt of dividends by holders of the common stock and in amounts not less than those paid on a per share basis to the holders of common stock. The Company is not required to pay any dividends as to the common stock or the Series A preferred stock. If the Company does not declare and pay dividends, such unpaid dividends will not accumulate to future periods on behalf of either the Series A preferred shareholders or the common shareholders. There is no restriction in the Articles of Amendment that prohibits the Company from paying a dividend to the holders of the Series A preferred stock in circumstances in which a dividend is not paid to holders of the common stock.

Redemption Rights	Holders of the common stock are not entitled to any redemption rights except to the extent they may arise by applicable law.

Under the terms of the Articles of Amendment, for a period of thirty (30) calendar days following the Reclassification, each holder of the Series A preferred stock will have an option to sell to the Company any of such holder’s shares of Series A preferred stock at a “Put Price” of $11.00 per share. The closing of the sale and purchase upon the exercise of such option shall occur within twenty (20) business days following the Company’s timely receipt of the eligible holder’s written exercise of such option.

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Liquidation Rights

Holders of common stock have no liquidation preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series A preferred stock will receive a liquidation preference such that no distribution shall be made to the holders of the shares of common stock unless, prior thereto, the holders of the Series A preferred stock will have received an amount per share equal to the greater of net book value per share of Series A preferred stock or the amount per share to be paid to holders of common stock.

Pre-emptive Rights	Except as otherwise required by law, holders of common stock do not have any pre-emptive rights to purchase shares of any class of stock of the Company that may be issued in the future.	Except as otherwise required by law, holders of Series A preferred stock do not have any pre-emptive rights to purchase shares of any class of stock of the Company that may be issued in the future.

Convertibility	Shares of common stock are not convertible to any other security.

Upon a change in control of the Company, each share of Series A preferred stock will automatically convert into common stock on a one share for one share basis (subject to anti-dilution adjustments, as discussed below). A change of control event is defined to include any merger, acquisition of all of the capital stock of, or other business combination involving, the Company (other than with an entity 50% or more of which is controlled by, or is under common control with, the Company), (i) which involves any sale of all or substantially all of the Company’s assets, (ii) in which the Company’s shareholders immediately prior to the transaction will hold less than 50% of the equity ownership or voting power of the surviving entity after the transaction or (iii) the result of which transaction is that a person or entity beneficially owns, directly or indirectly, more than 50% of the equity ownership or voting power of the surviving entity.

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Anti-dilution Adjustments	Shares of common stock are not eligible for any anti-dilution adjustments.

If the number of outstanding shares of common stock is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or any other company, by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split, reverse stock split, combination of shares or stock dividend, an appropriate adjustment shall be made by the Company’s Board of Directors in the number and relative terms of the Series A preferred stock.

Assumptions

                In rendering the opinion expressed herein, we have assumed, with your permission and without independent investigation or inquiry, the following:

                A.            All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of the State of Texas are generally available to lawyers practicing in Texas and are in a format that makes legal research reasonably feasible.

                B.            The constitutionality or validity of a relevant statute, rule, regulation or agency action is not an issue unless a reported decision in Texas has specifically established its unconstitutionality or invalidity.

Opinion

                Based upon the foregoing assumptions, and subject to the qualifications, limitations and exceptions set forth herein, and as more specifically explained hereunder, we are of the opinion that, under the Texas Business Corporation Act, the proposed Series A preferred stock of the

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Company, as set forth in the Articles of Amendment, will be, assuming the completion and effectiveness of the Reclassification under Texas law and under the terms set forth in the Articles of Amendment, a separate class of securities from the common stock of the Company, as set forth in the Articles of Amendment.

Legal Analysis

                The Texas corporate law applicable to and governing the Company is the Texas Business Corporation Act (the “TBCA”) and the following analysis has been undertaken pursuant to the TBCA.  A Texas corporation may issue the number of shares stated in its articles of incorporation and may divide its shares into one or more classes.  V.A.T.S. Bus.Corp.Act, art. 2.12(A); Hamilton, 20 Tex. Prac. Series § 29.10, Classes of Equity Securities.  If a corporation wishes to authorize more than one class or series of shares, “[a]ny such class or series of shares shall be so designated as to distinguish the shares of that class or series from the shares of all other classes and series.  Any such class or series shall have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated in the articles of incorporation.” V.A.T.S. Bus.Corp.Act, art. 2.12(A).  The authority to allow a corporation to authorize more than one class of stock (or a series within a class) is permissive.

                A Texas corporation has flexibility in determining the classes of stock authorized by it or the series within such a class.  The Texas statute that authorizes the creation of classes of stock (V.A.T.S. Bus.Corp.Act, art. 2.12) is “a provision of consummate generality.  For example, shares may be created with multiple or fractional votes per share by specific provision in the articles of incorporation.  Indeed, the ingenuity of counsel in creating novel types of equity securities is fully protected….The Bar Committee Comment to this section states that ‘the corporation is given wide latitude in fashioning types and classes of securities.’”  Hamilton, 20 Tex. Prac. Series § 29.10, Classes of Equity Securities.  Section 2.12(B) of the TBCA specifically states that a corporation’s articles of incorporation may authorize one or more classes or series of shares that (i) are redeemable, subject to compliance by the corporation with the TBCA, at the option of the corporation, the shareholder or another person or upon the occurrence of a designated event, (ii) entitle the holders thereof to cumulative, non-cumulative, or partially cumulative dividends, (iii) have preference over any other class, classes or series of shares as to the payment of dividends, (iv) have preference in the assets of the corporation over any other class, classes or series of shares upon the voluntary or involuntary liquidation of the corporation, (v) are exchangeable, subject to compliance by the corporation with the TBCA and (vi) are convertible at the option of the corporation, the shareholder or another person or upon the occurrence of a designated event, into shares of any other class or series.  However, the statute is clear that the designations, preferences, limitations and relative rights that are set forth in Article 2.12(B) of the TBCA are not exhaustive and are not limited to the corporate authority therein contained, which once again enforces the flexibility a Texas corporation has in authorizing different classes of stock.  V.A.T.S. Bus.Corp.Act, art. 2.12(B).

                Although the TBCA gives a corporation flexibility in authorizing different classes of shares, TBCA Article 2.12(A) specifically requires that “[u]nless the shares of a class have been divided into series, all shares of the same class shall be identical in all respects.”  Based on the foregoing, the Company has the authority, subject to appropriate approvals by the Company’s

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Board of Directors and shareholders, to authorize the new class of Series A preferred stock with designations, preferences, limitations and relative rights separate and distinct from the Company’s common stock.  Thus, because the Company’s common stock and the proposed Series A preferred stock will not be identical, the TBCA prohibits them from being of the same class of stock.  As a result, under the TBCA, the Company’s common stock and Series A preferred stock will be separate classes of securities.

                As highlighted above, the characteristics of the Series A preferred stock are distinct from the common stock as to (i) voting rights, (ii) dividend preferences, (iii) liquidating distribution rights and (iv) redemption rights.  Although the Series A preferred stock will be converted into common stock upon a change of control of the Company, because such conversion to common stock will only happen upon such a change in control, we determined that this did not affect our conclusion that the Company’s Series A preferred stock is a separate class of securities from the Company’s common stock.

Qualifications and Limitations.

                The foregoing opinion is subject to the following qualifications, limitations and exceptions, in addition to such other assumptions, qualifications and limitations otherwise set forth in this letter:

                A.            To the extent our opinion refers to a future event, we have assumed that all applicable laws, rules and regulations, the Articles of Incorporation of the Company (and the proposed Articles of Amendment), and all pertinent facts will be the same at such future date as currently existing, and we have assumed that all of the foregoing assumptions will remain applicable to the opinion at such time.

                B.            We are members of the bar of the State of Texas, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of Texas.

                C.            The opinion contained herein is limited solely to the matters expressly stated herein, and no opinion is to be inferred or may be implied beyond the matters expressly stated herein.

                D.            The opinion expressed herein is as of the date first set forth above, and we do not assume or undertake any responsibility or obligation to supplement or to update such opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in the laws which may hereafter occur.

                E.             The opinion set forth herein represents our professional judgment as to the matters described; it is not binding upon any party or any court or other tribunal; and it does not represent any guaranty of any particular result or consequences.

                F.             This opinion has been rendered solely for your benefit, and may not be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our prior written consent; provided, however, that this opinion may be delivered to your regulators,

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accountants, attorneys and other professional advisers and may be used in connection with any legal or regulatory proceeding relating to the subject matter of this opinion.

Very truly yours,

/s/ JACKSON WALKER L.L.P.

JACKSON WALKER L.L.P.

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